As filed with  the Securities and Exchange Commission on July 20, 2007
                                                          Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  --------------

                           PETROLEUM GEO-SERVICES ASA
   (Exact name of issuer of deposited securities as specified in its charter)

                                  --------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                  --------------

                                Kingdom of Norway
            (Jurisdiction of incorporation or organization of issuer)

                          -----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  --------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  --------------

                                James E. Brasher
                     Vice President and Senior Legal Counsel
                          Petroleum Geo-Services, Inc.
                              15150 Memorial Drive
                              Houston, Texas 77079
                                 (281) 509-8000
    (Address, including zip code, and telephone number, including area code, of agent for service)

                          -----------------------------

                                   Copies to:

    Gottfred Langseth              Joe S. Poff          Patricia Brigantic, Esq.
Senior Vice President and      Baker Botts L.L.P.            Citibank, N.A.
 Chief Financial Officer         One Shell Plaza         388 Greenwich Street,
Petroleum Geo-Services ASA        910 Louisiana                17th Floor
      Strandveien 4           Houston, Texas 77002      New York, New York 10013
      N-1366 Lysaker
          Norway

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                          -----------------------------

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
                                                                  Proposed Maximum       Proposed Maximum         Amount of
    Title of Each Class of                    Amount to be         Aggregate Price           Aggregate          Registration
 Securities to be Registered                   Registered          Per Unit (1)(2)       Offering Price (2)         Fee
------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares ("ADSs")
evidenced by American Depositary
Receipts ("ADRs"), each ADS
representing one (1) ordinary share,
nominal value NOK 3 per share, of
Petroleum Geo-Services ASA.                   100,000,000               $5.00              $5,000,000.00           $153.50
------------------------------------------------------------------------------------------------------------------------------

(1) For purposes of this table only, the term "unit" is defined as 100 American Depositary Shares.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k) under the Securities Act of 1933, as amended, such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADRs.
--------------------------------------------------------------------------------

      This Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory and final paragraph.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Introductory paragraph.

Terms of Deposit:
       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraph (14).
              securities

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (12).

       (iv)   The transmission of notices, reports and proxy       Reverse of Receipt - Paragraphs (14) and (16).
              soliciting material

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraph (12).

       (vi)   The deposit or sale of securities resulting from     Reverse of Receipt - Paragraphs (12) and (15).
              dividends, splits or plans of reorganization

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (21) and (22) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Reverse of Receipt - Paragraph (16).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2) and (3).
              the underlying securities                            Reverse of Receipt - Paragraph(23).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Reverse of Receipt - Paragraph (19).

       (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraphs (3) and (6).
              indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (9).

      The Company has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F (the "Form 15F") with the Commission, which has suspended the Company's duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of the Form 15F, the Company's duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate and the Company will, pursuant to Rule 12g3-2(e)(1), receive the exemption from the reporting obligations of the Exchange Act provided by Rule 12g3-2(b). In order to satisfy the conditions of Rule 12g3-2(b), the Company intends to publish in English the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The Company has specified in the Form 15F the internet website or the electronic information delivery system on which it intends to publish such information. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F does not become effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with and submit to the Commission certain reports that can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Second Amendment to Deposit Agreement filed as Exhibit (a)(3) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a)(1) Deposit Agreement, dated as of May 25, 1993, among Petroleum Geo-Services ASA (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). -- incorporated by reference to Exhibit (a)(1) to the Post-Effective Amendment No. 1 to the Registration Statement on Form F-6, Registration No. 33-61500.

      (a)(2) First Amendment to Deposit Agreement, dated as of April 24, 1997, among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued thereunder (including the form of Receipt attached as Exhibit A thereto). -- incorporated by reference to Exhibit (a)(2) to the Registration Statement on Form F-6, Registration No. 333-10856.

      (a)(3) Form of Second Amendment to Deposit Agreement, among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued thereunder (including the form of Receipt attached as Exhibit A thereto). -- Filed herewith as Exhibit (a)(3).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e) Certificate under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Filed herewith as Exhibit (f).

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of May 25, 1993, as amended by First Amendment to Deposit Agreement, dated as of April 24, 1997, as proposed to be amended by the Form of Second Amendment to Deposit Agreement, among Petroleum Geo-Services ASA, Citibank, N.A., as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of July 2007.

                                    Legal entity created by the Deposit
                                    Agreement, dated as of May 25, 1993, as
                                    amended by First Amendment to Deposit
                                    Agreement, dated as of April 24, 1997, as proposed to be amended by Second Amendment to Deposit Agreement, under which the American Depositary Receipts evidencing American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one ordinary share, nominal value NOK 3 per share, of Petroleum Geo-Services ASA.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susanna Ansala
                                        ----------------------------------------
                                        Name: Susanna Ansala
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Petroleum Geo-Services ASA certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lysaker, Kingdom of Norway, on July 20, 2007.

                                      PETROLEUM GEO-SERVICES ASA


                                      By:        /s/ Gottfred Langseth
                                          --------------------------------------
                                          Name: Gottfred Langseth
                                          Title: Senior Vice President and Chief
                                                 Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on July 20, 2007.

Signature                      Title
---------                      -----


              *                Chairman
-------------------------
Jens Ulltveit-Moe


              *                President and Chief Executive Officer
-------------------------      (Principal Executive Officer)
Svein Rennemo


  /s/ Gottfred Langseth        Senior Vice President and Chief Financial Officer
-------------------------      (Principal Financial Officer)
Gottfred Langseth


              *                Vice President and Chief Accounting Officer
-------------------------      (Principal Accounting Officer)
Christin Steen-Nilsen


              *                Director
-------------------------
Harald Norvik


              *                Director
-------------------------
Francis Gugen


              *                Director
-------------------------
Holly Van Deursen


              *                Director
-------------------------
Wenche Kj0las

Signature                      Title
---------                      -----

              *                Director
-------------------------
Siri Beate Hatlen


              *                Director
-------------------------
Dan Piette


*By: /s/ Gottfred Langseth
     ----------------------
     Gottfred Langseth
     Attorney-in-fact

Authorized Representative in the United States


    /s/ Donald J. Puglisi
---------------------------
Donald J. Puglisi

                                Index to Exhibits

                                                                   Sequentially
Exhibit       Document                                             Numbered Page
-------       --------                                             -------------
(a)(3)        Form of Second Amendment to Deposit Agreement
(d)           Opinion of counsel to the Depositary
(e)           Certification under Rule 466
(f)           Powers of Attorney